FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒    Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐    No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                          ]

PRESS RELEASE

National Bank of Greece’s

Annual Ordinary General Meeting of Shareholders’ resolutions

National Bank of Greece announces that the Annual Ordinary General Meeting of its Shareholders was held on 27 April 2006 at Megaro Mela. The Bank’s General Meeting convened with a quorum of 36.43% of the Bank’s paid up share capital, i.e. 123,590,881 shares, and adopted the following resolutions:

1.                                       Approved, following submission of the Board of Directors’ and the Auditors’ Reports, of the annual financial statements for the year 2005, as same were prepared and published by the Bank’s Board of Directors.

2.                                       Payment of a €1 dividend per share for the financial year 2005. Entitled to the dividend are the holders of Bank’s shares as at the closing of the Athens Exchange session of 2 May 2006. As from Wednesday, 3 May 2006 the Bank’s shares shall be traded ex-2005 dividend. 11 May 2006 was set as the 2005 dividend payment date.

3.                                       Discharged the members of the Board of Directors and the Auditors of National Bank of Greece, as well as the members of the Board of Directors and the Auditors of the companies (a) National Investment Company S.A. and (b) National Real Estate S.A., merged through absorption by National Bank of Greece, from any liability for indemnity regarding the annual financial statements and management for the year 2005 (i.e. 1 January 2005 – 31 December 2005).

4.                                       Approved the remunerations of the members of the Bank’s Board of Directors for the financial year 2005 (pursuant to Companies’ Act 2190/1920 Article 24, par. 2), as well as of the Chief Executive Officer’s and the Deputy Chief Executive Officer’s contracts and remunerations until the Ordinary General Meeting of 2007. Determined the remunerations of non-executive members of the Board of Directors until the Ordinary General Meeting of 2007. Approved the remunerations of the BoD members of the companies (a) National Investment Company S.A. and (b) National Real Estate S.A., merged through absorption by National Bank of Greece, for the year 2005.

5.                                       Approved NBG Directors’, General Managers’ and Managers’ participation, pursuant to article 23 par. 1 of Companies’ Act 2190/1920, in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

6.                                       Ratified the election of a BoD member in replacement of a resigned BoD member of National Real Estate S.A., merged through absorption by the Bank.

7.                                       Elected auditors for the audit of the annual, semi-annual and consolidated financial statements of the Bank and its Group for the year 2006 from certified auditors Deloitte, Hatzipavlou, Sofianos and Cambanis S.A.

8.                                       Approved own shares buy-back programme pursuant to Article 16, par. 5 et seq. of Companies’ Act 2190/1920, providing for the purchase, by the Bank, of own shares up to 10% of its total shares at a minimum price of €5 and a maximum of €60 per share from 2 May 2006 through 27 April 2007.

9.                                       Approved the use of the balance of funds raised by National Real Estate S.A., merged through absorption by the Bank.

Discussion and decision making on the 10th item of the Agenda (regarding amendment of the existing and approval of a new stock options programme enabling the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies to acquire shares of the Bank, pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended), the 11th item of the Agenda (regarding amendment of Articles 5, 21, 22, 23, 24 of the Bank’s Articles of Association) and the 12th item of the Agenda (regarding the Bank’s share capital increase through payment in cash of up to euro 3 billion, observing the pre-emptive rights of the existing shareholders, the Board of Directors’ authorization for the settlement of any fractional rights, and the offering of any unsubscribed shares and amendment of Articles 4 and 39 of the Bank’s Articles of Association, referring to share capital due to the said increase) was postponed, due to lack of the quorum required by law and the Bank’s Articles of Association, for a repeat General Meeting set for Tuesday, 9 May 2006 at 11:00 a.m., to be held at Megaro Mela (Aiolou 93), following the Board of Directors’ decision.

Athens, 27 April 2006

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S

REPEAT GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, 9 MAY 2006, AT 11:00 a.m.

Pursuant to the provisions for Sociétés Anonymes (Companies’ Act 2190/1920) and for dematerialized shares (Law 2396/96), and to the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution dated 27 April 2006, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Aiolou 86, Athens, Greece, are invited to the Bank’s Repeat General Meeting to be held at 11:00 a.m. on Tuesday, 9 May 2006, at Aiolou 93 (Megaro Mela), Athens, with the following agenda:

1.                                       Amendment of the existing and approval of a new stock options programme enabling the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies to acquire shares of the Bank, pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended.

2.                                       Amendment of Articles 5, 21, 22, 23, 24 of the Bank’s Articles of Association.

3.                                       The Bank’s share capital increase through payment in cash of up to euro 3 billion, observing the pre-emptive rights of the existing shareholders. Board of Directors’ authorization for the settlement of any fractional rights and offering of any unsubscribed shares. Amendment of Articles 4 and 39 of the Bank’s Articles of Association referring to share capital due to the said increase.

4.                                       Other announcements and approvals.

According to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the Repeat General Meeting in person or by proxy are requested to proceed as follows:

1.                                       Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders should subsequently submit the relevant certification, issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Wednesday, 3 May 2006).

2.                                       Shareholders of dematerialized shares which are held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, directly through the Central Securities Depository S.A., by written declaration; the relevant certification issued to the Shareholders by the above-mentioned institution will subsequently be submitted by them to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Wednesday, 3 May 2006).

3.                                       Shareholders of non-dematerialized shares or depository documents will have to deposit them with the Bank (Head Office and network branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by Wednesday, 3 May 2006). Shareholders abroad should deposit their shares with any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited bank. They should also ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents should also be submitted to the Bank by Wednesday, 3 May 2006.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos. +30 210 334 3414/16/21/26/28/60/94, and Fax. Nos. +30 210 334 3404/06/10).

Athens, 27 April 2006
By order of the Board of Directors

EFSTRATIOS-GEORGE (TAKIS) ARAPOGLOU
Chairman and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 27th April , 2006

Chairman - Chief Executive Officer